

January 17, 2023

Nicole Neeman Brady
Chief Executive Officer
Sustainable Development Acquisition I Corp.
5701 Truxtun Avenue, Suite 201
Bakersfield, CA 93309

> **Re: Sustainable Development Acquisition I Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 4, 2022**
> **File No. 001-40002**

Dear Nicole Neeman Brady:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Adam J. Brenneman